UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                February 14, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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DSM AND CRUCELL ANNOUNCE BREAKTHROUGH IN THE PRODUCTION OF BIOPHARMACEUTICALS
WITH PER.C6(R) TECHNOLOGY PLATFORM.

SITTARD/LEIDEN, THE NETHERLANDS, FEBRUARY 14, 2007 - Royal DSM N.V. and Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange:
CRX), today announced fermentation yields of more than 10 grams per liter for monoclonal antibodies, a major breakthrough in the development of their PER.C6(R) technology platform.

Early last year, DSM and Crucell announced their major objectives for their PER.C6 development joint venture. A key objective was to achieve yields of more than 10 grams per liter for monoclonal antibodies using the PER.C6(R) technology platform. Today they announced that this remarkable milestone has been achieved within one year of setting the target.

This result was achieved by combining DSM's considerable expertise in all aspects of fermentation science and technology, with Crucell's industry-recognized PER.C6(R) human cell line. The parties believe that in the foreseeable future even 20 grams per liter can be realized. Looking into the future, both partners believe that they are very well positioned to exploit the full potential of this technology through the newly opened PERCIVIA PER.C6(R) Development Center in Cambridge, Mass, USA.

Yields in the range of 10 to 20g/L are an order of magnitude higher than current industry averages. The higher yields allow the use of much smaller bio-reactors and opens routes to significantly lower cost of goods for bio-pharmaceuticals.

Dr. Ronald H.P. Brus, Crucell's President and Chief Executive Officer is delighted with the results: "We have always had confidence in the huge potential of PER.C6, and these results are only the beginning. This is a major breakthrough in reducing the cost of goods in bio-pharmaceutical production".

Leendert Staal, CEO of DSM Pharmaceutical Products comments: "This is an outstanding achievement of our organization in Groningen and will have major impact on the way we will produce in the future. We believe that these results mark the beginning of a paradigm shift in the industry."

Pieter de Geus, Vice President Research and Development of DSM Pharmaceutical Products, and Jaap Goudsmit, Chief Scientific Officer of Crucell are unanimous in their assessment of the commercial potential of the results. Next steps will be scale-up to pilot scale and ultimately commercial scale reactors.

Since December 2002, DSM Biologics and Crucell are jointly outlicensing the PER.C6(R) human cell line technology to third parties as a production platform for monoclonal antibodies and recombinant proteins. The parties recently established the PERCIVIA PER.C6(R) Development Center in Cambridge, Mass, USA as a joint venture to further develop the PER.C6(R) cell line and provide unique solution for the production of pharmaceutical proteins to licensees utilizing the PER.C6(R) human cell line in the biotech industry.

ABOUT THE PER.C6(R) TECHNOLOGY PLATFORM
Crucell's and DSM's PER.C6(R) technology platform is developed for the large-scale manufacture of biopharmaceutical products including vaccines. Compared to conventional production technologies, the strengths of the PER.C6(R) technology lie in its excellent safety profile, scalability and productivity under serum-free culture conditions.


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ABOUT PERCIVIA
PERCIVIA PER.C6(R) Development Center LLC is a joint venture between DSM and Crucell. The Center has approximately 47,000 square feet of laboratory space in Cambridge, Mass, and will have a staff of 50 highly skilled staff engaged in the development and optimization of the human PER.C6(R) cells as an expression platform for proteins and monoclonal antibodies for therapeutic use. This center of excellence will provide a fully integrated technology platform, and true unique solutions for the production of pharmaceutical proteins, to the biotech industry and scientific community. This PER.C6(R) technology platform will comprise cell line generation technology, cell culture media development, upstream and downstream processes, equipment selection, scale-up, technology transfer, and regulatory support.

ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.

ABOUT DSM BIOLOGICS
DSM Biologics, a business unit of DSM Pharmaceutical Products, is a leading provider of manufacturing technology and services to the biopharmaceutical industry. In addition to offering world-class biopharmaceutical manufacturing services, DSM Biologics has co-exclusive rights, along with Dutch biotech company Crucell N.V., to license the high-producing PER.C6(R) human cell line as a production platform for recombinant proteins and monoclonal antibodies. DSM Biologics' FDA-approved facility in Groningen, The Netherlands, was established in 1986 and has a strong track record in using a broad range of cell lines (PER.C6(R), CHO, hybridoma, etc.) in biopharmaceutical manufacturing, and has a wide range of experience using multiple manufacturing (batch, fed-batch and continuous perfusion) and purification techniques. The combination of the PER.C6(R) human cell line and DSM's manufacturing services provides companies with a turn-key biologic manufacturing solution reducing cost, risk and time to market. For more information, please visit www.dsmbiologics.com.

DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 - Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information on DSM can be found at www.dsm.com.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. These statements are based on current expectations, estimates and projections of the management of DSM and Crucell and information currently available to both companies. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM and Crucell do not guarantee that their expectations will be realized. Furthermore, DSM and Crucell have no obligation to update the statements contained in this press release. Crucell has identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to the Form 20-F, as filed by Crucell with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". Crucell prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).

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FOR FURTHER INFORMATION PLEASE CONTACT:

DSM Corporate Communications                  DSM Investor Relations
Elvira Luykx                                  Dries Ausems
tel. +31 (0) 45 5782421                       tel. +31 (0) 45 5782864
fax +31 (0) 45 5740680                        fax +31 (0) 45 5782595
e-mail media.relations@dsm.com                e-mail investor.relations@dsm.com

FOR DSM IN THE USA:
DSM PHARMACEUTICAL PRODUCTS
Terry Novak
Chief Marketing Officer
DSM Pharmaceuticals Inc. and Biologics
Tel. +1 973 257 8471
Terry.Novak@dsm.com

CRUCELL N.V.                                  FOR CRUCELL IN THE US:
Leonard Kruimer                               REDINGTON, INC.
Chief Financial Officer                       Thomas Redington
Tel. +31-(0)71-524 8722                       Tel. +1 212-926-1733
Leonard.Kruimer@crucell.com                   tredington@redingtonic.com

Barbara Mulder
Corporate Communications
Tel: 31-(0) 71 524 8718
barbara.mulder@crucell.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

   February 14, 2007                              /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer